UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MERCURITY FINTECH HOLDING INC.
(Name of Issuer)

Ordinary Shares, par value $0.004
(Title of Class of Securities)

G59467202
(CUSIP Number)

Cheng Wan Wing Unit 1603, 16/F Tung Ning Building, 125-126 Connaught Road Central, Sheung Wan, Hong Kong (852) 3579 2113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59467202	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apollo Multi-Asset Growth Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		14,251,781

	8	SHARED VOTING POWER
Not Applicable

	9	SOLE DISPOSITIVE POWER
14,251,781

	10	SHARED DISPOSITIVE POWER
Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,251,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.433%
14	TYPE OF REPORTING PERSON* (see instructions)
IV

CUSIP No. G59467202	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Mercurity Fintech Holding Inc, a Cayman Islands company(the “Issuer”),whose principal office is located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MFH.”

Item 2. Identity and Background.

(a)	This statement of beneficial ownership on Schedule 13D is being filed by Apollo Multi-Asset Growth Fund (the “Reporting Person”).

(b)	Address: Unit 1603, 16/F Tung Ning Building, 125-126 Connaught Road Central, Sheung Wan, Hong Kong

(c)	Type of Reporting Person: Investment Company; The principal business of Apollo Multi-Asset Growth Fund is to obtain capital gain through investment.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Cayman Islands

Item 3. Source and Amount of Funds or Other Consideration.

On November 30, 2023, Apollo Multi-Asset Growth Fund (the “Reporting Person”) entered into a Securities Purchase Agreement with Mercurity Fintech Holding Inc, a Cayman Islands company (the “Issuer”), pursuant to which Apollo Multi-Asset Growth Fund acquired 14,251,781 ordinary shares (pre-share consolidation) and warrants to purchase 42,755,344 ordinary shares (pre-share consolidation) of the Issuer for US$6,000,000 from the investment fund. The agreement completed on December 7th 2023.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes and intends to review and evaluate its investment in the Company on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Reporting Person and the Issuer and other developments concerning Reporting Person and the Issuer, market conditions and other factors that the Reporting Person may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Person may in the future take actions with respect to its investment in the Company as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including but not limited to increase or decrease its investment in the Company or engage in any hedging or other derivative transactions with respect to the Ordinary Shares.

Item 5.Interest in Securities of the Issuer.

(a)-(b)	The Reporting Person beneficially owned a total of 14,251,781 ordinary shares, constituting 23.433% of the total issued and outstanding ordinary shares;

(c)	Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to the Ordinary Shares during the past 60 days.

CUSIP No. G59467202	13D	Page 4 of 5 Pages

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Securities Purchase Agreement is incorporated herein by reference.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 99.1	Securities Purchase Agreement among Mercurity Fintech Holding Inc and Apollo Multi-Asset Growth Fund, dated as of November 30, 2023

CUSIP No. G59467202	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Cheng Wan Wing
Cheng Wan Wing

Director
(Title)

January 4, 2024
(Date)